Exhibit 99.1

Inspira Technologies Granted Patent in Japan for the INSPIRA™ ART
System’s Convertible Dual Lumen Cannula Device and Method of Use

RA’ANANA, Israel, December 9, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, announced today that the Japan Patent Office has granted Patent No. 7777598. This patent covers the Company’s novel Convertible Dual Lumen Cannula device and method of use, securing exclusive rights in one of the world’s most advanced medical device markets.

The patent grants Inspira exclusive commercial rights in the patented Dual Lumen Cannula technology in Japan through 2041. This milestone complements the Company’s existing U.S. Patent (granted in 2023), further enhancing a unified protective barrier across two of the world’s largest healthcare economies. Strategically, this IP supports the potential standalone commercialization of the cannula as a high-value disposable product, in addition to its integration into the INSPIRA™ ART System.

Inspira’s patented technology features a unique mechanism that allows a single-lumen cannula to convert into a dual-lumen cannula intravascularly, after insertion. This innovative design is engineered to allow physicians to switch modes without the need for additional incisions, potentially reducing infection risks, procedural complications, and hospital costs compared to traditional dual-lumen solutions.

“In today’s market, traditional dual lumen cannulas are extremely expensive to manufacture. Our patented convertible device offers the market more affordable solution that could enhance patient safety and procedural efficiency,” said Dagi Ben-Noon, CEO of Inspira Technologies. “With proprietary protection now locked in both the U.S. and Japan, markets with some of the most demanding regulatory standards, we have solidified the foundation for both our respiratory support platforms and future disposable revenue streams.”

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration -cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the belief that the patent secures exclusive rights in one of the world’s most advanced medical device markets, that the patent enhances a unified protective barrier across two of the world’s largest healthcare economies, that the IP supports the potential standalone commercialization of the cannula as a high-value disposable product, in addition to its integration into the INSPIRA™ ART System, that the technology features a unique mechanism, that the design could potentially reduce infection risks, procedural complications, and hospital costs compared to traditional dual-lumen solutions, that the convertible device offers the market a more affordable solution that could enhance patient safety and procedural efficiency, that the Company has further solidified the foundation for both its respiratory support platforms and future disposable revenue streams. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations

Email: info@inspirao2.com

Phone: +972-9-9664485